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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 8 )*

Pemco Aviation Group, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
706444106
(CUSIP Number)
Tennenbaum Capital Partners, LLC
2951 28th Street, Suite 1000
Santa Monica, California 90405
(310) 566-1000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 10, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)
Page 1 of 9 Pages

CUSIP No.	706444106	Page	2	of	9

1	NAMES OF REPORTING PERSONS: Tennenbaum Capital Partners, LLC (1)

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
(IRS ID # 95-4759860)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		675,750 shares (2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER:

675,750 shares (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

675,750 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

16.4%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IA, OO
(1) Tennenbaum Capital Partners, LLC serves as investment advisor to, inter alia, Special Value Bond Fund, LLC, a Delaware limited liability company (“Fund I”), Special Value Bond Fund II, LLC, a Delaware limited liability company (“Fund II”), and Special Value Continuation Partners, LP, a Delaware limited partnership (“SVCP”), which are the registered holders of a portion of the shares of Common Stock of Pemco Aviation Group, Inc. beneficially owned by Tennenbaum Capital Partners, LLC.
(2) Voting and dispositive power over these shares is affected by the obligations of Tennenbaum Capital Partners, LLC pursuant to the Voting Agreement dated July 10, 2007 (the “Voting Agreement”) as described in Item 4 and that information is incorporated by reference herein.
(3) Based on 4,126,200 shares of Common Stock of Pemco Aviation Group, Inc. outstanding as of May 8, 2007, as reported by Pemco Aviation Group, Inc. in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 filed with the Securities and Exchange Commission on May 21, 2007, and computed in accordance with Rule 13d-3(d)(1).

CUSIP No.	706444106	Page	3	of	9

1	NAMES OF REPORTING PERSONS: SVIM/MSM, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
(IRS ID # 95-4760193)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		456,809 shares (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER:

456,809 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

456,809 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

11.1%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1) Voting and dispositive power over these shares is affected by the obligations of SVIM/MSM, LLC pursuant to the Voting Agreement as described in Item 4 and that information is incorporated by reference herein.
(2) Based on 4,126,200 shares of Common Stock of Pemco Aviation Group, Inc. outstanding as of May 8, 2007, as reported by Pemco Aviation Group, Inc. in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 filed with the Securities and Exchange Commission on May 21, 2007, and computed in accordance with Rule 13d-3(d)(1).

CUSIP No.	706444106	Page	4	of	9

1	NAMES OF REPORTING PERSONS: SVIM/MSM II, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
(IRS ID # 52-2263031)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		50,575 shares (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER:

50,575 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

50,575 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

1.2%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1) Voting and dispositive power over these shares is affected by the obligations of SVIM/MSM II, LLC pursuant to the Voting Agreement as described in Item 4 and that information is incorporated by reference herein.
(2) Based on 4,126,200 shares of Common Stock of Pemco Aviation Group, Inc. outstanding as of May 8, 2007, as reported by Pemco Aviation Group, Inc. in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 filed with the Securities and Exchange Commission on May 21, 2007, and computed in accordance with Rule 13d-3(d)(1).

CUSIP No.	706444106	Page	5	of	9

1	NAMES OF REPORTING PERSONS: Tennenbaum & Co., LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
(IRS ID # 95-4587347)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,004,566 shares (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER:

1,004,566 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,004,566 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

24.3%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1) Voting and dispositive power over these shares is affected by the obligations of Tennenbaum & Co., LLC pursuant to the Voting Agreement as described in Item 4 and that information is incorporated by reference herein.
(2) Based on 4,126,200 shares of Common Stock of Pemco Aviation Group, Inc. outstanding as of May 8, 2007, as reported by Pemco Aviation Group, Inc. in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 filed with the Securities and Exchange Commission on May 21, 2007, and computed in accordance with Rule 13d-3(d)(1).

CUSIP No.	706444106	Page	6	of	9

1	NAMES OF REPORTING PERSONS: Michael E. Tennenbaum

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		124,844 shares (1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,004,566 shares (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		124,844 shares (1)

WITH	10	SHARED DISPOSITIVE POWER:

1,004,566 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,129,410 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

26.6%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) Voting and dispositive power over these shares is affected by the obligations of Michael Tennenbaum pursuant to the Voting Agreement as described in Item 4 and that information is incorporated by reference herein.
(2) Based on 4,126,200 shares of Common Stock of Pemco Aviation Group, Inc. outstanding as of May 8, 2007, as reported by Pemco Aviation Group, Inc. in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 filed with the Securities and Exchange Commission on May 21, 2007, plus 124,844 shares issuable to Mr. Tennenbaum upon the exercise of outstanding stock options that are exercisable within 60 days of May 21, 2007, and computed in accordance with Rule 13d-3(d)(1).

Item 4. Purpose of Transaction
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 7. Material to be Filed as Exhibits
SIGNATURE

     This Amendment No. 8 to Schedule 13D relating to Pemco Aviation Group, Inc., a Delaware corporation (“Pemco”), is being filed on behalf of the undersigned to amend the Schedule 13D filed with the Commission on September 17, 1999, as amended by Amendment No. 1 thereto filed with the Commission on November 8, 2000, Amendment No. 2 thereto filed with the Commission on November 20, 2000, Amendment No. 3 thereto filed with the Commission on March 12, 2002, Amendment No. 4 thereto filed with the Commission on November 8, 2002, Amendment No. 5 thereto filed with the Commission on December 16, 2002, Amendment No. 6 thereto filed with the Commission on January 5, 2005 and Amendment No. 7 thereto filed with the Commission on April 17, 2007 (together, the “Schedule 13D”). Terms defined in the Schedule 13D and not otherwise defined herein have the same meaning herein as in the Schedule 13D.
Item 4. Purpose of Transaction.
     The information in Item 4 is hereby amended and supplemented as follows:
     On July 10, 2007, Pemco, Pemco World Air Services, Inc., a wholly-owned subsidiary of Pemco (the “Company”) and WAS Aviation Services, Inc., an affiliate of Sun Capital Partners, Inc. (“WAS”), entered into a Stock Purchase Agreement (the “Purchase Agreement”), pursuant to which Pemco agreed to sell all of the outstanding capital stock of the Company to WAS for an aggregate purchase price of approximately $43.0 million in cash, subject to: (i) a purchase price holdback of up to $1.0 million for potential environmental remediation, (ii) an offset of $5.75 million for the assumption of certain underfunded pension liabilities and (iii) a potential working capital adjustment. The completion of the transaction, which is currently anticipated to close in the fall of 2007, is subject to the approval of Pemco’s stockholders as well as other customary closing conditions.
     In connection with the transactions contemplated by the Purchase Agreement, the Reporting Persons entered into a Voting Agreement, dated July 10, 2007, with WAS (the “Voting Agreement”), pursuant to which each agrees, among other things, to the following:
•	to vote its shares (a) in favor of the approval of the terms of the Purchase Agreement and the transactions contemplated by the Purchase Agreement (and any actions directly required in furtherance thereof), and (b) against any action or proposal involving Pemco that, to the knowledge of such Reporting Person, is intended, or could reasonably be expected, to prevent, impede, interfere with, materially delay, postpone or materially adversely affect the transactions contemplated by the Purchase Agreement;
•	to grant a proxy appointing WAS as such Reporting Person’s attorney-in-fact and proxy, with full power of substitution, for and in such Reporting Person’s name, to vote or execute consents with respect to the matters set forth above; and
•	not to sell, transfer, tender, pledge, encumber, assign or otherwise dispose of (collectively, a “Transfer”), or enter into any contract, option or other agreement with respect to, or consent to, a Transfer of any or all of its shares of Common Stock or take any action that would have the effect of preventing, impeding, interfering with or adversely affecting its ability to perform its obligations under the Voting Agreement.
     The foregoing description of the Purchase Agreement and Voting Agreement is qualified in its entirety by reference to the full text of such agreements, which have been filed as exhibits to this Schedule 13D and are incorporated by reference herein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     The material terms of the Voting Agreement are described in Item 4 above and that information is incorporated by reference herein. The Voting Agreement is attached as an exhibit to this Schedule 13D and is incorporated by reference herein.
Item 7. Material to be Filed as Exhibits.
     The information in Item 7 is hereby amended and supplemented as follows:
Exhibit C	Stock Purchase Agreement (incorporated by reference to Exhibit 10.1 to Pemco’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 13, 2007 (File No. 0-13829)).

Exhibit D	Voting Agreement (incorporated by reference to Exhibit 10.2 to Pemco’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 13, 2007 (File No. 0-13829)).

SIGNATURE
     After reasonable inquiry and to the best of such Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 13, 2007	TENNENBAUM CAPITAL PARTNERS, LLC, a Delaware limited liability company

	By:	Tennenbaum & Co., LLC
	Its:	Managing Member

SVIM/MSM, LLC, a Delaware limited liability company

	By:	Tennenbaum & Co., LLC
	Its:	Managing Member

SVIM/MSM II, LLC, a Delaware limited liability company

	By:	Tennenbaum & Co., LLC
	Its:	Managing Member

TENNENBAUM & CO., LLC, a Delaware limited liability company

Each of the above by:

/s/ Michael E. Tennenbaum*

	Name:	Michael E. Tennenbaum
	Its:	Managing Member

MICHAEL E. TENNENBAUM

/s/ Michael E. Tennenbaum*

Michael E. Tennenbaum

	*By:	/s/ David A. Hollander
David A. Hollander
Attorney-in-fact